ERNST & YOUNG (Letterhead)

                   Independent Auditor's Report on Compliance
                          SMS Student Loan Trust 1999-B


USA Group Secondary Market Services, Inc.
30 South Meridian Street
Indianapolis, Indiana  46204-3503

         and
HSBC Bank USA
140 Broadway
12th Floor
New York, New York  10005

         and
The First National Bank of Chicago
153 West 51st Street, 8th Floor
New York, New York  10019

         and
Merrill Lynch Derivative Products AG
Stauffacherstrasse 5, 1st Floor
8004 Zurich
Switzerland



     We are independent public accountants with respect to USA Group Secondary Market Services, Inc. ("SMS") within the meaning of the Code of Professional Ethics of the American Institute of Certified Public Accountants.

     We have audited, in accordance with generally accepted auditing standards, the consolidated balance sheet of SMS and subsidiary as of September 30, 1999 and the related consolidated statements of income, shareholder's equity and cash flows for the year then ended, and have issued our report thereon dated November 24, 1999.

     In connection with our audit, nothing came to our attention that caused us to believe that SMS failed to comply with the terms, covenants, provisions, or conditions of Sections 2(a) through (g) of the Administration Agreement ("the Agreement") dated April 19, 1999 between SMS, as administrator, and HSBC Bank USA ("the Trustee"), as indenture trustee on behalf of the noteholders and certificateholders of SMS Student Loan Trust 1999-B ("the Issuer"), for the period April 19, 1999 through September 30, 1999 insofar as they relate to accounting matters. However, our audit was not directed primarily toward obtaining knowledge of such noncompliance. Further, we make no representations as to the sufficiency of the foregoing procedures for your purposes.

     We have performed the procedures enumerated below, which were agreed to by SMS, the Eligible Lender Trustee, and the Indenture Trustee, solely to assist you with respect to SMS's administration of the Student Loan Trust 1999-B receivables pursuant to sections 2 (c) (i through iii), 2 (d), 2 (e) (i), and 2
(g) of the Agreement. This engagement to apply agreed-upon procedures was performed in accordance with standards established by the American Institute of Certified Public Accountants. The sufficiency of the procedures is solely the responsibility of the specified users of the report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

Our procedures and findings were as follows:


     1. We compared  the  initial  deposit to the  reserve  account  required by section 2 (e) (i) of the Agreement to the respective bank statement, noting such amount to be in agreement.

     2. We obtained the Quarterly Servicing Report - SMS Student Loan Trust 1999-B for the collection period April 19, 1999 through September 30, 1999 prepared by SMS pursuant to section 2 (d) and 2 (g) of the Agreement and performed the following:

                    a. We compared the April 18, 1999 amounts and percentages reported in segment I "Deal Parameters" (A) through (D) to the SMS Student Loan Trust 1999-B prospectus, noting agreement. We compared the April 18, 1999 amount reported in segment I (E)(ii) to bank statements, noting agreement.

                    b. We compared the amounts reported in segment II "Inputs from Previous Quarterly Servicer Reports" (A) through (O) to the SMS Student Loan Trust 1999-B prospectus, noting agreement. We compared the amount reported in segment II (P) to bank statements, noting agreement.

                    c. We compared the "Interest Period Index Value - 3 Month Libor" percentage in segment IV "Interest Rate Calculation" to a quoted market rate, noting agreement. We compared the amounts reported in segment III "Inputs for Servicing, Administrative and Consolidation Rebate Fees" (D) through
                    (F) and segment IV (D) through (F) and (J) to system reports prepared by USA Group Loan Services, Inc. ("Loan Services"), noting agreement. We compared the amount in segment IV (L) to external verification of the net swap payment, noting agreement. We recalculated the amounts in segment IV (G) through (I) and "Net Expected Interest Collections" and the "Adjusted Student Loan Rate" percentage and compared the resulting amounts and percentage to those reported, noting agreement.

                    d. We compared the amounts reported in segments V "Servicing Fee Calculation" (A) and (D); VI "Cash Inputs" (A) and (B); VII "Other Servicer Inputs" (A)(ii) through (A)(iv), (C)(i), and (C)(ii); IX "Quarterly Flow of Loan Principal" (A)(i) through (A)(iv), (B)(ii), (C)(i), and (C)(ii); and X "Quarterly Uninsured Loss and Recoveries Reporting" (A)(ii) and (B) to system reports prepared by Loan Services, noting agreement. We compared the amount in segment VII(A)(i) to the Student Loan Trust 1999-A prospectus, noting agreement. We recalculated the amounts reported in segment V (C), (E), and (F); segment VII (A)(v); segment IX (A)(vi), B)(iv),
                    (C)(iii), (D), and (E); and segment X (A)(i), (A)(iii), (C), and (D) and compared the resulting amounts to those reported, noting agreement.

                    e. We compared the amounts reported in segment VIII "Inputs from Other Sources" (A) through (C) to bank statements, noting agreement. We recalculated the amount reported in segment VIII (E), (F), (H), and (I) and compared the amounts to those reported, noting agreement.

                    f. We recalculated the amounts and percentages in the segments "Summary of Quarterly Cash Generation and Usage"
                    (A) through (O);  "Distributions of Cash" (A)(i),  (A)(iii),
                    (B)(i),   (B)(iii),   C(iii),   C(v),   D(i)  and  (D)(iii);
                    "Reconciliation of Reserve Account" (A), (B), and (E); and "Reconciliation of Collateral Reinvestment Account" (A),
                    (B), and (D) through (I); and "Additional Reporting Requirements" (A), (B), and (D) through (G) and compared the amounts and percentages to that reported, noting agreement.

                    g. We compared the amounts in the segments "Reconciliation of Reserve Account" (E) and "Reconciliation of Collateral Reinvestment Account" (I) to the reconciliations of trust accounts performed by SMS pursuant to section 2 (c) (i through iii) of the Agreement, noting agreement. We compared the bank balances per the reconciliations of trust accounts to bank statements, noting agreement.

     We were not engaged to, and did not perform an audit of the Quarterly Servicing Report - SMS Student Loan Trust 1999-B, the objective of which would be the expression of an opinion on the specified elements, accounts, or items thereof. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

     For your information, we have audited, in accordance with generally accepted auditing standards, the statement of financial position of Loan Services as of September 30, 1999 and the related statements of revenues and expenses and changes in net assets and cash flows for the year then ended, and have issued our report thereon dated November 18, 1999. At the request of SMS, however, we did not perform any tests of Loan Services' servicing of the Student Loan Trust 1999-B receivables, because a separate single auditor report of Loan Services' servicing systems has been issued. Had we performed additional procedures or had we made an examination of Loan Services' servicing of the Student Loan Trust 1999-B, other matters may have come to our attention that would have been reported to you.

     This report is intended solely for the use of the specified users listed above and should not be used by those who have not agreed to the procedures and taken responsibilities for the sufficiency of the procedures for their purposes.

Ernst & Young LLP /s/

Indianapolis, Indiana
November 24, 1999